FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                     Pursuant to Rule 13a-16 or 15d-16 under
                       the Securities Exchange Act of 1934


For February 9, 2005
Commission File Number:   0-30204
                          -------

                         Internet Initiative Japan Inc.
                 (Translation of registrant's name into English)
 Jinbocho Mitsui Bldg. 1-105 Kanda Jinbo-cho, Chiyoda-ku, Tokyo 101-0051, Japan

                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form

                        20-F [ X ] Form 40-F [ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as per-mitted by Regulation S-T Rule 101(b)(1): ____

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as per-mitted by Regulation S-T Rule 101(b)(7): ____

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the reg-istrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a mate-rial event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes [   ]                No  [ X ]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                                  -------------

     THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATMENT ON FORM F-3 (FILE NO. 333-12696) OF INTERNET INITIATIVE JAPAN INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

                                  EXHIBIT INDEX


Exhibit       Date                       Description of Exhibit
-------    ----------                    ----------------------

   1       2005/02/09    IIJ Announces Increase in Operating and Net Income in
                         the Third Quarter of Fiscal Year 2004
                         -------------------------------------------------------

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         Internet Initiative Japan Inc.




Date:  February 9, 2005            By:   /s/  Koichi Suzuki
                                       ------------------------------
                                        Koichi Suzuki
                                        President, Chief Executive Officer and
                                        Representative Director

EXHIBIT 1
---------

             IIJ Announces Increase in Operating and Net
           Income in the Third Quarter of Fiscal Year 2004


    TOKYO & NEW YORK--(BUSINESS WIRE)--Feb. 9, 2005--Internet
Initiative Japan Inc. (Nasdaq: IIJI) ("IIJ"), one of Japan's leading Internet-access and comprehensive network solutions providers, today announced its financial results for the third quarter of the fiscal year ending March 31, 2005 ("FY2004").(1)

    Highlights of Third Quarter FY2004 Results

    -- Revenue totaled JPY 10,261 million ($99.9 million), an increase of 6.5% from JPY 9,633 million in 3Q03 and a decrease of 2.4% from JPY 10,512 million in 2Q04.

    -- Operating income was JPY 410 million ($4.0 million), an increase of 73.9% from JPY 236 million in 3Q03 and an increase of 45.4% from JPY 282 million in 2Q04, and inline with guidance provided in 2Q04.

    -- Net income was JPY 920 million ($9.0 million), an increase from a loss of JPY 273 million in 2Q04.

    Outlook for Fourth Quarter FY2004(2)

    -- We expect annual and sequential increases in revenue and operating income in 4Q04.

    Overview of 3rd Quarter Financial Results and Business Outlook(2)

    "We are extremely pleased with our performance in the past quarter," said Koichi Suzuki, President and CEO of IIJ. "We achieved increase and improvement in operating and net income in 3Q04, and we met the guidance that we provided in 2Q04. Our comprehensive suite of services, including Internet connectivity, outsourcing and Systems Integration ("SI") are fundamentally based on our high-quality Internet engineering skills. We believe that this expertise is what has allowed us to continue to meet the increased corporate demand for reliable and high-quality network solutions, including network design and implementation, security consulting and outsourced network operations. Value-added Services ("VAS") is one area in particular in which we believe we will be able to capitalize on our skills in network and service operations. In the past quarter, revenues from this business line continued to grow and the business line became a solid source of ongoing revenue due to the increased number of contracts for security-related services and multi-site connectivity using Internet VPN technology. We believe that the increased awareness of security-related issues along with the expected enforcement of the law protecting personal information in April 2005 has been a primary driver of security-related services. Additionally, the steady decrease in connectivity service revenues that has been seen in the past few years started to level out in the third quarter due to an increase in the number of new contracts, especially for multi-site connectivity."
    "Operating income in 3Q04 increased compared to both 3Q03 and 2Q04," said Akihisa Watai, CFO of IIJ. "The increase in operating income was achieved due to an increase in revenues from higher-margin VAS and SI, a decrease in backbone costs and stringent management of our SG&A expenses. In 4Q04, we expect that revenue and operating income will continue to increase, since the declining trend of connectivity services revenues started to stabilize in 3Q04 and the revenue from SI is usually the strongest in the fourth quarter of our fiscal year."

    3rd Quarter FY2004 Financial Results


                       Operating Result Summary
                                                     (JPY in millions)

                           3Q04    3Q03   YoY %     2Q04      QoQ %
                                          change              change
Total Revenues            10,261   9,633     6.5%    10,512     (2.4%)
Total Costs                8,486   8,125     4.4%     8,854     (4.2%)
SG&A Expenses and R&D      1,365   1,272     7.3%     1,376     (0.8%)
Operating Income             410     236    73.9%       282      45.4%
Net Income (Loss)            920   1,979  (53.5%)      (273)  (437.4%)


    Revenues

    Revenues in 3Q04 totaled JPY 10,261 million, an increase of 6.5% from JPY 9,633 million in 3Q03 and a decrease of 2.4% from JPY 10,512 million in 2Q04.


                               Revenues
                                                     (JPY in millions)

                                 3Q04    3Q03   YoY %   2Q04    QoQ %
                                               change          change
Total Revenues:                 10,261  9,633     6.5% 10,512   (2.4%)
Connectivity & VAS               5,666  5,633     0.6%  5,508     2.9%
SI                               3,970  2,889    37.4%  3,838     3.4%
Equipment Sales                    625  1,111  (43.7%)  1,166  (46.4%)


    Connectivity and VAS revenues were JPY 5,666 million in 3Q04, an increase of 0.6% from JPY 5,633 million in 3Q03 and 2.9% from JPY 5,508 million in 2Q04.
    Dedicated access service revenues were JPY 2,781 million in 3Q04, a decrease of 13.2% compared to 3Q03 and a decrease of 1.8% compared to 2Q04. The increase in revenues from broadband services did not offset the revenue decrease from IIJ T1 Standard and IIJ Economy. However, the level of decline in dedicated access service revenues shrank from what was significant and steady decline in prior quarters.
    Dial-up access service revenues were JPY 727 million in 3Q04, a decrease of 6.8% compared to 3Q03 and a decrease of 1.8% compared to 2Q04 due to the decrease in revenues from IIJ4U.
    VAS revenues were JPY 1,276 million in 3Q04, an increase of 13.5% compared to 3Q03 and an increase of 4.6% compared to 2Q04. The increase compared to 3Q03 and 2Q04 is mainly due to construction of special facilities for large customers and an increase in revenues from every packaged type of outsourcing services such as security-related services.
    Other revenues were JPY 882 million in 3Q04, an increase of 68.1% compared to 3Q03 and an increase of 23.3% compared to 2Q04, mainly due to an increase in revenues from Wide-area Ethernet Services.
    SI revenues increased 37.4% to JPY 3,970 million in 3Q04 from JPY 2,889 million in 3Q03 and increased 3.4% from JPY 3,838 million in 2Q04. The increase is mainly due to additional revenues from the purchase of the security system business operations of Yamatane Co. Ltd. in October 2004.
    Equipment sales revenues were JPY 625 million in 3Q04, a decrease of 43.7% compared to 3Q03 and 46.4% compared to 2Q04.

    Cost and expense

    Cost of revenues was JPY 8,486 million in 3Q04, an increase of 4.4% compared to 3Q03 and a decrease of 4.2% compared to 2Q04.


                           Cost of Revenues

                                                     (JPY in millions)
                                   3Q04   3Q03   YoY %   2Q04   QoQ %
                                                change         change
Total Costs:                      8,486  8,125     4.4% 8,854   (4.2%)
Connectivity & VAS                4,874  4,877   (0.1%) 4,780     2.0%
SI                                3,031  2,198    37.8% 2,983     1.6%
Equipment Sales                     581  1,050  (44.6%) 1,091  (46.7%)


    Cost of Connectivity and VAS revenues was JPY 4,874 million, a decrease of 0.1% compared to 3Q03 and an increase of 2.0% compared to 2Q04. The gross-margin ratio for Connectivity and VAS in 3Q04 was 14.0%, compared to 13.4% in 3Q03 and 13.2% in 2Q04 due to a decrease in backbone costs.
    Cost of SI revenues was JPY 3,031 million in 3Q04, an increase of 37.8% compared to 3Q03 and an increase of 1.6% compared to 2Q04. The gross margin ratio for SI in 3Q04 was 23.7%, compared to 23.9% in 3Q03 and 22.3% in 2Q04. The improvement in margin compared to 2Q04 was due to the increase in outsourced operation services with relatively high-margin.
    Sales and marketing expenses were JPY 684 million in 3Q04, a decrease of 2.2% compared to 3Q03 and a decrease of 3.9% compared to 2Q04. The decrease from 2Q04 is mainly due to a decrease in allowance for doubtful accounts.
    General and administrative expenses were JPY 633 million in 3Q04, an increase of 30.1% compared to 3Q03 and an increase of 3.3% compared to 2Q04. The increase compared to 3Q03 is mainly due to an increase in personnel expenses and impairment losses on telephone rights.

    Operating income

    Operating income was JPY 410 million in 3Q04, compared to JPY 236 million in 3Q03 and JPY 282 million in 2Q04 mainly due to improved gross-margins in Connectivity, VAS and SI.
    Other income (expenses) in 3Q04 was JPY 333 million, compared to JPY 1,570 million in 3Q03 and other expenses of JPY 10 million in 2Q04. The increase from 2Q04 is mainly due to gain on the sale of available-for-sale securities which amounted to JPY 531 million. The other income in 3Q03 included the gain on sales of the shares of DLJdirect SFG Securites.
    Income tax expense (benefit) for 3Q04 was a benefit of JPY 221 million, compared to a benefit of JPY 280 million in 3Q03 and an expense of JPY 517 million in 2Q04. The difference from 2Q04 was mainly due to a decrease in valuation allowance for deferred tax assets attributable primarily to the income tax effect of increasing unrealized gain on certain available-for-sale securities during the quarter.
    Equity in net income (loss) of equity method investees amounted to a net loss of JPY 1 million in 3Q04, compared to a net loss of JPY 58 million in 3Q03 and net income of JPY 16 million in 2Q04.
    Net income (loss) was net income of JPY 920 million in 3Q04, compared to net income of JPY 1,979 million in 3Q03 and net loss of JPY 273 million in 2Q04. The increase compared to 2Q04 was mainly due to the improvement in operating income, gain on the sale of available-for-sale securities and the income tax benefit due to the effect of increases in unrealized gains on certain available-for-sale securities.

    3rd Quarter FY2004 Business Review

    Analysis by Service

    Connectivity and Value-added Services


             Number of Contracts for Connectivity Services

                                          3Q04      3Q03       2Q04
Dedicated Access Service Contracts         9,427     6,884      8,880
 IP Service (Low Bandwidth: 64kbps-
  768kbps)(3)                                 67        98         71
 IP Service (Medium Bandwidth: 1Mbps-
  99Mbps)                                    609       535        597
 IP Service (High Bandwidth: 100Mbps-)       103        72         93
 IIJ T1 Standard and IIJ Economy(4)          313       581        358
 IIJ Data Center Connectivity Service        228       188        225
 IIJ FiberAccess/F and IIJ DSL/F
    (Broadband Services)                   8,107     5,410      7,536
Dial-up Access Service Contracts         708,517   666,920    711,637
 Dial-up Access Services, under IIJ
  Brand                                   69,260    77,626     70,629
 Dial-up Access Services, OEM(5)         639,257   589,294    641,008
Total Contracted Bandwidth              109.5Gbps  75.8Gbps  104.9Gbps


    The total number of contracts for dedicated access services continued to steadily increase in 3Q04. The number of contracts for medium and high speeds of IP Services increased as corporate customers continued to upgrade their bandwidth to higher-speed services (10 or 100Mbps), rather than shift to lower-cost broadband services. The number of contacts over 1Gbps also increased to 22. The number of contracts for broadband services continued to increase steadily due to the new connectivity contracts for multi-site connectivity with Internet VPN.


            Connectivity and VAS Revenue Breakdown and Cost
                                                     (JPY in millions)

                                   3Q04   3Q03   YoY %   2Q04   QoQ %
                                                Change         change
Connectivity Service Revenues     3,508  3,984  (11.9%) 3,572   (1.8%)
 Dedicated Access Service
  Revenues                        2,781  3,204  (13.2%) 2,832   (1.8%)
  IP Service (6)                  2,186  2,485  (12.0%) 2,222   (1.7%)
  IIJ T1 Standard and IIJ Economy 195 391 (50.2%) 228 (14.5%) IIJ FiberAccess/F and IIJ DSL/F
   (Broadband Services)             400    328    22.0%   382     4.8%
 Dial-up Access Service Revenues    727    780   (6.8%)   740   (1.8%)
  Under IIJ Brand                   478    552  (13.4%)   501   (4.6%)
  OEM                               249    228     9.3%   239     4.2%
VAS Revenues                      1,276  1,125    13.5% 1,220     4.6%
Other Revenues                      882    525    68.1%   716    23.3%
    Total Connectivity and VAS
     Revenues                     5,666  5,633     0.6% 5,508     2.9%
Cost of Connectivity and VAS      4,874  4,877   (0.1%) 4,780     2.0%
Backbone Cost (included in the
 cost of Connectivity and VAS)      858  1,094  (21.6%)   877   (2.2%)
Connectivity and VAS Gross Margin
 Ratio                             14.0%  13.4%          13.2%


    The trend of decreasing revenues from IP Services, and decreasing revenues from IIJ T1 Standard and IIJ Economy due to the shift to lower cost broadband services has slowed. Revenue from broadband services increased due to new multi-site connectivity customers. As a result of the factors above, the rate of decline in total connectivity service revenues in 3Q04 decreased from what was a significant and steady decline in prior years.
    VAS revenues increased by 13.5% compared to 3Q03 and 4.6% compared to 2Q04. The revenues steadily increased for almost every packaged type of outsourcing services. We had approximately 1,400 security-related contracts in 3Q04, an increase of 7.8% compared to 2Q04. Increased awareness of security issues, especially resulting from the expected implementation of the law protecting personal information in April 2005 also had a positive effect. Revenue from network-related services rose due to the increase of contracts for IIJ SMF Service to provide automatic router configuration and monitoring for IIJ SEIL routers and SEIL Rental Service that is related to multi-site connectivity cases.
    Other revenues also increased steadily mainly due to an increase in revenue from Wide-area Ethernet services and corporate LAN related services.
    Backbone costs decreased by 21.6% compared to 3Q03 and by 2.2% compared to 2Q04. We expect that this will become more stable in the coming quarters.


                         Cross-selling Ratios
                                               3Q04    2Q04
                 VAS Cross-selling Ratio       87.5%   86.9%
                 SI Cross-selling Ratio        90.0%   80.0%


    The cross-selling ratio between Connectivity and VAS, as the percentage of the largest 1,000 Connectivity service customers that use VAS was 87.5%.
    The cross-selling ratio between Connectivity and SI, as the percentage of SI customers that use Connectivity services among the largest 100 SI customers was 90.0%.


 Systems Integration


                          Systems Integration
                      Revenue Breakdown and Cost

                                                     (JPY in millions)

                                    3Q04   3Q03  YoY %   2Q04   QoQ %
                                                 change        change
Systems Integration Revenues       3,970  2,889   37.4% 3,838     3.4%
 Systems Integration               1,672  1,509   10.8% 2,101  (20.4%)
 Outsourced Operation              2,298  1,380   66.5% 1,737    32.3%
Cost of Systems Integration        3,031  2,198   37.8% 2,983     1.6%
Systems Integration Gross Margin
 Ratio                              23.7%  23.9%         22.3%


    SI revenues increased by 37.4% compared to 3Q03 and 3.4% compared to 2Q04. The increase is mainly due to additional revenues from the purchase of the security system business operations of Yamatane Co. Ltd. ("Yamatane"). The steady increase in revenues from outsourced operations was also achieved by new outsourcing contracts related to the one-time integration of systems that occurred in 2Q04. We expect that overall SI revenues will continue to increase in 4Q04, since the fourth quarter is the strongest quarter in our fiscal year.

    Equipment Sales


                   Equipment Sales Revenue and Cost
                                                     (JPY in millions)
                                   3Q04  3Q03   YoY %   2Q04   QoQ %
                                                change         change
Equipment Sales Revenues            625  1,111  (43.7%) 1,166  (46.4%)
Cost of Equipment Sales             581  1,050  (44.6%) 1,091  (46.7%)
Equipment Sales Gross Margin Ratio  7.0%   5.5%           6.5%

Other Financial Statistics


                      Other Financial Statistics

                                                     (JPY in millions)

                                     3Q04   3Q03  YoY %   2Q04  QoQ %
                                                  Change        change
Adjusted EBITDA(7)                  1,508  1,218   23.9% 1,275   18.3%
CAPEX, including capital leases(8)  2,017    508  296.9% 1,345   49.9%
Depreciation and amortization(9)    1,116  1,004   11.2% 1,012   10.4%


    Key Service Developments

    Participation in RFID development:

    In November 2004, IIJ announced that it will participate along with IIJ Technology Inc, in testing Radio Frequency ID tags ("RFID") on international shipping containers in the physical distribution industry as part of the FY2004 RFID Pilot Project that is being run by the Ministry of Economy, Trade, and Industry. In this test, the IIJ Group will provide network infrastructure and the EPC System, a system that was developed by IIJ and enables the general recording, referencing, and updating over the Internet of information tied to RFID tags, such as tag code, association, and history to verify its validity. The EPC System provides more generalized and flexible use than the proprietary use in a certain company or industry by using the Internet. IIJ is planning to introduce new services based on the knowledge and know-how accumulated in the experiment.
    Addition of a spam filter to our Internet service for consumer customers:
    In December 2004, IIJ announced that it would add a spam filter to its Internet service for consumer customers, IIJ4U. In Japan, spam is becoming a serious problem and the feature is provided free of charge to consumers who use the optional Virus Protection service, which detects and deletes viruses. There are also plans to extend this spam filtering feature to IIJmio in early 2005.

    Reconciliation of Non-GAAP Financial Measures

    The following table summarizes the reconciliation of adjusted
EBITDA to net income according to the consolidated statements of operations that are prepared in accordance with accounting principles generally accepted in the U.S. and presented in Appendix 1:


                            Adjusted EBITDA

                                                     (JPY in millions)

                                                  3Q04    3Q03   2Q04
Adjusted EBITDA                                   1,508  1,218  1,275
Depreciation and Amortization(10)                (1,098)  (982)  (993)
Operating Income                                    410    236    282
Other Income (Expenses)                             333  1,570    (10)
Income Tax Expense (Benefit)                       (221)  (280)   518
Minority Interests in Consolidated Subsidiaries (43) (49) (43) Equity in Net Income (Loss) of Equity Method
 Investees                                           (1)   (58)    16
Net Income (Loss)                                   920  1,979   (273)


    The following table summarizes the reconciliation of capital expenditures to the purchase of property and equipment according to the consolidated statements of cash flows that are prepared and presented in accordance with accounting principles generally accepted in the U.S. in Appendix 4:


                                 CAPEX
                                                     (JPY in millions)
                                                3Q04     3Q03    2Q04
Capital Expenditures                            2,017     508   1,345
Acquisition of Assets by Entering into
Capital Leases                                  1,911     168   1,294
Purchase of Property and Equipment                106     340      51


    Management Message/Webcast

    On February 10, IIJ will present its management message and the Company's results and outlook by webcast. For details, please access the following URL: http://www.iij.ad.jp/en/IR/

    About Internet Initiative Japan Inc.

    Founded in 1992, Internet Initiative Japan Inc. (IIJ, NASDAQ:
IIJI) is one of Japan's leading Internet-access and comprehensive network solutions providers. The company has built one of the largest Internet backbone networks in Japan, and between Japan and the United States. IIJ and its group of companies provide total network solutions that mainly cater to high-end corporate customers. Services range from the delivery of new generation network services over an optical-fiber infrastructure that is optimized for data communications, to the construction of pan-Asian IP backbone networks. The company also offers high-quality systems integration and security services, Internet access, hosting/housing, and content design.

    Statements made in this press release regarding IIJ's or management's intentions, beliefs, expectations, or predictions for the future are forward-looking statements that are based on IIJ's and managements' current expectations, assumptions, estimates and projections about its business and the industry. These forward-looking statements, such as statements regarding 4Q04 revenues and operating profitability, are subject to various risks, uncertainties and other factors that could cause IIJ's actual results to differ materially from those contained in any forward-looking statement. These risks, uncertainties and other factors include: IIJ's expectation that net losses will continue or may increase; IIJ's ability to raise additional capital to cover its indebtedness; the possibility that NTT, IIJ's largest shareholder, may decide to exercise substantial influence over IIJ; the impact on IIJ's profits of fluctuations in the price of available-for-sale securities; the impact on IIJ's profits of fluctuations in costs such as backbone costs and subcontractor costs; IIJ's ability to generate significant revenues from its other services such as systems integration; the ability to compete in a rapidly evolving and competitive marketplace; the impact of technological changes in its industry; and other risks referred to from time to time in IIJ's filings on Form 20-F of its annual report and other filings with the United States Securities and Exchange Commission.


(1)Unless otherwise stated, all financial figures discussed in this announcement are prepared in accordance with U.S. GAAP. All financial figures are unaudited and consolidated. For all 3Q04 results, translations of Japanese yen amounts into US dollars are solely for the convenience of readers outside of Japan and have been made at the rate of JPY 102.68 = US$1.00, the approximate exchange rate on December 31, 2004.
(2)This Overview and Business Outlook contains forward-looking statements and projections such as statements regarding 4Q04 revenues and operating profitability that are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by these statements. These risks and uncertainties include, but are not limited to, the factors noted at the end of this release and to the risk factors and other information contained in IIJ's filings on Form 20-F and Form 6-K, as well as other filings and documents furnished to the Securities and Exchange Commission. IIJ plans to keep this press release publicly available on its Web site (www.iij.ad.jp), but may discontinue this practice at any time. IIJ intends to publish its next Overview and Business Outlook in its 4Q04 earnings release, presently scheduled for May 2005.
(3)Including IPv6 Services.
(4)Referred to "Limited Functionality Services" in 1Q04 for the services with local access not shared, limited on several functionality compared to IP service such as number of IP address allocated and fixed speed of 64kbps, 128kbps and 1.5Mbps.
(5)OEM stands for Original Equipment Manufacturer.
(6)IP Service revenues includes revenues from Data Center Connectivity
    Service.
(7)Please refer to the Reconciliation of Non-GAAP Financial Measures below.
(8)Please refer to the Reconciliation of Non-GAAP Financial Measures on the next page.
(9)Depreciation and amortization includes amortization of issuance cost of convertible notes.
(10)Depreciation and amortization excludes amortization of issuance cost of convertible notes that was included in other expenses.



                    INTERNET INITIATIVE JAPAN INC.          Appendix 1
                ---------------------------------------
           CONSOLIDATED STATEMENTS OF OPERATIONS(UNAUDITED)
      ----------------------------------------------------------
For the Three Months Ended Dec 31, 2004, Dec 31,2003 and Sept 30, 2004
        (Expressed in Thousands of Japanese Yen (JPY) and U.S.
         Dollars (USD) Except for Per Share and ADS Data) (1)

                       Year-over-year Comparison

                                                 Dec 31, 2004
                                          ----------------------------
                                                               % of
                                                               Total
                                          USD (1)     JPY     Revenues
                                          ------- ----------- --------
Revenues:
 Connectivity and value-added
  services:
    Dedicated access services             27,084   2,780,955     27.1%
    Dial-up access services                7,078     726,798      7.1
    Value-added services                  12,427   1,275,958     12.4
    Other                                  8,594     882,466      8.6
                                         ------- ----------- --------
       Total connectivity and value-
             added services               55,183   5,666,177     55.2

 Systems integration revenues             38,660   3,969,610     38.7
 Equipment sales                           6,089     625,196      6.1
                                         ------- ----------- --------
              Total revenues              99,932  10,260,983    100.0
                                         ------- ----------- --------

Costs and expenses:
 Cost of connectivity and value-added
  services                                47,465   4,873,759     47.5
 Cost of systems integration revenues     29,516   3,030,666     29.5
 Cost of equipment sales                   5,662     581,368      5.7
                                         ------- ----------- --------
              Total costs                82,643    8,485,793     82.7

Sales and marketing                        6,659     683,731      6.6
General and administrative                 6,164     632,874      6.2
Research and development                     471      48,406      0.5
                                          ------- ----------- --------
              Total costs and
               expenses                   95,937   9,850,804     96.0

                                          ------- ----------- --------
Operating income                           3,995     410,179      4.0
                                          ------- ----------- --------

Other income (expenses)                    3,239     332,623      3.2

                                          ------- ----------- --------
Income before income tax expense
 (benefit)                                 7,234     742,802      7.2
                                          ------- ----------- --------

Income tax expense (benefit)              (2,152)   (220,980)    (2.2)
Minority interests in consolidated
 subsidiaries                               (419)    (43,040)    (0.4)
Equity in net income (loss) of equity
 method investees                             (8)       (795)     0.0

                                          ------- ----------- --------
Net income (loss)                          8,959     919,947      9.0%
                                          ======= =========== ========

Basic Net Income (Loss) Per Share                     24,012
Basic Net Income (Loss) Per ADS Equivalent             12.01
Weighted Average Number of Shares                     38,312
Weighted Average Number of ADS Equivalents        76,623,702


                       Year-over-year Comparison

                                                Dec 31, 2003
                                       ------------------------------
                                                    % of
                                                    Total     YOY
                                          JPY      Revenues   Chg %
                                      ----------- --------- --------
Revenues:
 Connectivity and value-added
  services:
    Dedicated access services          3,204,046     33.3%    (13.2%)
    Dial-up access services              779,544      8.1      (6.8)
    Value-added services               1,124,596     11.7      13.5
    Other                                525,106      5.4      68.1
                                       ----------- --------- --------
       Total connectivity and
        value-added services           5,633,292     58.5       0.6

 Systems integration revenues          2,888,936     30.0      37.4
 Equipment sales                       1,110,927     11.5     (43.7)
                                       ----------- --------- --------
              Total revenues           9,633,155    100.0       6.5
                                       ----------- --------- --------

Costs and expenses:
 Cost of connectivity and value-added
   services                            4,876,741     50.6      (0.1)
 Cost of systems integration
  revenues                             2,198,668     22.8      37.8
 Cost of equipment sales               1,049,663     10.9     (44.6)
                                       ----------- --------- --------
              Total costs              8,125,072     84.3       4.4

 Sales and marketing                     698,948      7.3      (2.2)
 General and administrative              486,332      5.1      30.1
 Research and development                 86,966      0.9     (44.3)
                                       ----------- --------- --------
              Total costs and
               expenses                9,397,318     97.6       4.8

                                       ----------- --------- --------
Operating income                         235,837       2.4     73.9
                                       ----------- --------- --------

Other income (expenses)                1,569,957      16.3    (78.8)

                                       ----------- --------- --------
Income before income tax expense
 (benefit)                             1,805,794     18.7     (58.9)
                                       ----------- --------- --------

Income tax expense (benefit)            (280,406)    (2.9)    (21.2)
Minority interests in consolidated
 subsidiaries                            (48,710)    (0.5)    (11.6)
Equity in net income (loss) of equity
 method investees                        (58,354)    (0.6)    (98.6)

                                       ----------- --------- --------
Net income (loss)                      1,979,136     20.5%    (53.5)
                                       =========== ========= ========

Basic Net Income (Loss) Per Share         51,658
Basic Net Income (Loss) Per AD
 Equivalent                                25.83
Weighted Average Number of Shares         38,312
Weighted Average Number of ADS
 Equivalents                          76,623,702


                         Sequential Comparison

                                                Sept. 30, 2004
                                       -------------------------------
                                                     % of
                                                    Total      QOQ
                                           JPY     Revenues    Chg %
                                       ----------- -------- ----------
Revenues:
 Connectivity and value-added
  services:
    Dedicated access services           2,832,355    27.0%     (1.8%)
    Dial-up access services               739,957     7.0      (1.8)
    Value-added services                1,220,119    11.6       4.6
    Other                                 715,617     6.8      23.3
                                       ----------- -------- ----------
       Total connectivity and
        value-added services            5,508,048     52.4      2.9

 Systems integration revenues           3,837,711    36.5       3.4
 Equipment sales                        1,166,569    11.1     (46.4)
                                       ----------- -------- ----------
              Total revenues           10,512,328   100.0      (2.4)
                                       ----------- -------- ----------

Costs and expenses:
 Cost of connectivity and value-added
  services                              4,780,268    45.5       2.0
 Cost of systems integration
  revenues                              2,982,577    28.3       1.6
 Cost of equipment sales                1,090,870    10.4     (46.7)
                                       ----------- -------- ----------
              Total costs               8,853,715    84.2      (4.2)

 Sales and marketing                      711,661     6.8      (3.9)
 General and administrative               612,526     5.8       3.3
 Research and development                  52,237     0.5      (7.3)
                                       ----------- -------- ----------
              Total costs and
               expenses                10,230,139    97.3      (3.7)

                                       ----------- -------- ----------
Operating income                          282,189     2.7      45.4
                                       ----------- -------- ----------

Other income (expenses)                   (10,188)   (0.1) (3,364.9)

                                       ----------- -------- ----------
Income before income tax expense
 (benefit)                                272,001     2.6     173.1
                                       ----------- -------- ----------

Income tax expense (benefit)              517,379     4.9    (142.7)
Minority interests in consolidated
 subsidiaries                             (42,837)   (0.4)      0.5
Equity in net income (loss) of equity
 method investees                          15,548     0.1    (105.1)

                                       ----------- -------- ----------
Net income (loss)                        (272,667)   (2.6%)  (437.4)
                                       =========== ======== ==========

Basic Net Income (Loss) Per Share          (7,117)
Basic Net Income (Loss) Per ADS
 Equivalent                                 (3.56)
Weighted Average Number of Shares          38,312
Weighted Average Number of ADS
 Equivalents                           76,623,702

Note (1): The translations of Japanese yen amounts into US dollar amounts with respect to the three months ended Dec 31, 2004 are included solely for the convenience of readers outside Japan and have been made at the rate of JPY 102.68 =$1, the approximate rate of exchange on Dec 31, 2004.




                    INTERNET INITIATIVE JAPAN INC.          Appendix 2
           ------------------------------------------------
           CONSOLIDATED STATEMENTS OF OPERATIONS(UNAUDITED)
           ------------------------------------------------
         For the Nine Months Ended Dec 31, 2004, Dec 31, 2003
           (Expressed in Thousands of Japanese Yen (JPY) and
       U.S. Dollars (USD) Except for Per Share and ADS Data)(1)

                                         Year-over-year Comparison
                                                Dec 31, 2004
                                       -----------------------------
                                                              % of
                                                             Total
                                       USD (1)      JPY     Revenues
                                       -------- ----------- --------
Revenues:
  Connectivity and value-added
   services:
  Dedicated access services             83,091   8,531,798     29.0%
  Dial-up access services               21,608   2,218,688      7.5
  Value-added services                  35,868   3,682,914     12.5
  Other                                 21,333   2,190,473      7.4
                                       -------- ----------- --------
     Total connectivity and
      value-added services             161,900  16,623,873     56.4

     Systems integration revenues      102,278  10,501,959     35.7
     Equipment sales                    22,618   2,322,386      7.9
                                       -------- ----------- --------
            Total revenues             286,796  29,448,218    100.0
                                       -------- ----------- --------

Costs and expenses:
  Cost of connectivity and
   value-added services                140,878  14,465,368     49.1
  Cost of systems integration
   revenues                             79,566   8,169,863     27.8
  Cost of equipment sales               20,917   2,147,704      7.3
                                       -------- ----------- --------
            Total costs                241,361  24,782,935     84.2

  Sales and marketing                   20,046   2,058,342      7.0
  General and administrative            18,174   1,866,051      6.3
  Research and development               1,451     149,011      0.5
                                       -------- ----------- --------
            Total costs and expenses   281,032  28,856,339     98.0
                                       -------- ----------- --------
Operating income (loss)                  5,764     591,879      2.0
                                       -------- ----------- --------

Other income                             1,673     171,735      0.6

                                       -------- ----------- --------
Income before income tax expense
 (benefit)                               7,437     763,614      2.6
                                       -------- ----------- --------

Income tax expense (benefit)           (13,254) (1,360,936)    (4.6)
Minority interests in consolidated
 subsidiaries                             (455)    (46,693)    (0.1)
Equity in net income (loss) of equity
 method investees                           37       3,758      0.0
                                       -------- ----------- --------
Net income (loss)                       20,273   2,081,615      7.1%
                                       ======== =========== ========

Basic Net Income (Loss) Per Share                   54,333
Basic Net Income (Loss) Per ADS
 Equivalent                                          27.17
Weighted Average Number of Shares                   38,312
Weighted Average Number of ADS
 Equivalents                                    76,623,702


                                         Year-over-year Comparison
                                               Dec 31, 2003
                                       -----------------------------
                                                     % of
                                                    Total     YOY
                                           JPY     Revenues  Chg %
                                       ----------- -------- --------
Revenues:
  Connectivity and value-added
   services:
  Dedicated access services            9,761,680     35.9%  (12.6%)
  Dial-up access services              2,330,551      8.6     (4.8)
  Value-added services                 3,192,670     11.8     15.4
  Other                                1,581,204      5.8     38.5
                                       ----------- -------- --------
     Total connectivity and
      value-added services            16,866,105     62.1     (1.4)

     Systems integration revenues       7,846,238     28.9     33.8
     Equipment sales                    2,450,117      9.0     (5.2)
                                       ----------- -------- --------
            Total revenues             27,162,460    100.0      8.4
                                       ----------- -------- --------

Costs and expenses:
  Cost of connectivity and
   value-added services                15,237,607     56.1     (5.1)
  Cost of systems integration
   revenues                             6,797,764     25.0     20.2
  Cost of equipment sales               2,295,320      8.5     (6.4)
                                       ----------- -------- --------
            Total costs                24,330,691     89.6      1.9

  Sales and marketing                   2,771,562     10.2    (25.7)
  General and administrative            1,580,597      5.8     18.1
  Research and development                279,182      1.0    (46.6)
                                       ----------- -------- --------
            Total costs and expenses   28,960,032    106.6     (0.4)

                                       ----------- -------- --------
Operating income (loss)                (1,799,572)    (6.6)  (132.9)
                                       ----------- -------- --------

Other income                            1,208,265      4.4    (85.8)

                                       ----------- -------- --------
Income before income tax expense
 (benefit)                               (591,307)    (2.2)  (229.1)
                                       ----------- -------- --------

Income tax expense (benefit)           (1,242,083)    (4.6)     9.6
Minority interests in consolidated
 subsidiaries                             393,107      1.5   (111.9)
Equity in net income (loss) of equity
 method investees                      (1,817,721)    (6.7)  (100.2)

                                       ----------- -------- --------
Net income (loss)                        (773,838)   (2.8%)  (369.0)
                                       =========== ======== ========

Basic Net Income (Loss) Per Share         (26,198)
Basic Net Income (Loss) Per ADS
 Equivalent                                (13.10)
Weighted Average Number of Shares          29,538
Weighted Average Number of ADS
 Equivalents                           59,076,611


Note (1): The translations of Japanese yen amounts into US dollar amounts with respect to the three months ended Dec 31, 2004 are included solely for the convenience of readers outside Japan and have been made at the rate of JPY102.68 =$1, the approximate rate of exchange on Dec 31,2004.


                    INTERNET INITIATIVE JAPAN INC.          Appendix 3
                ---------------------------------------
                CONSOLIDATED BALANCE SHEETS(UNAUDITED)
         -----------------------------------------------------
          As of Dec 31, 2004, Dec 31, 2003 and Sept 30, 2004
        (Expressed in Thousands of Japanese Yen (JPY) and U.S.
                          Dollars (USD)) (1)

                                               Dec 31, 2004
                                       -----------------------------
                                        USD (1)      JPY           %
                                       --------- ------------ ------
ASSETS
-------------------------------------
Current Assets:
Cash and cash equivalents               118,414   12,158,790   26.9%
Accounts receivable, net                 60,687    6,231,361   13.8
Inventories                               3,624      372,144    0.8
Prepaid expenses                          9,632      989,003    2.2
Other current assets                      3,255      334,169    0.7

                                       --------- ------------ ------
        Total current assets            195,612   20,085,467   44.4

Investments in and Advances to Equity
 Method Investees                         7,398      759,585    1.7
Other Investments                       107,831   11,072,053   24.4
Property and Equipment, net              97,428   10,003,936   22.1
Guarantee Deposits                       19,968    2,050,305    4.5
Other Assets                             12,544    1,288,024    2.9

                                       --------- ------------ ------
        Total assets                    440,781   45,259,370  100.0%
                                       ========= ============ ======

LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------
Current Liabilities:
Short-term borrowings                    46,999    4,825,844   10.7%
Payable under securities loan
 agreement                                7,039      722,800    1.6
Accounts payable                         34,731    3,566,158    7.9
Accrued expenses                          6,484      665,821    1.5
Other current liabilities                 7,599      780,267    1.7
Long-term borrowings-current portion     21,281    2,185,094    4.8
Convertible notes                       107,986   11,088,000   24.5
Capital lease obligations-current
 portion                                 27,118    2,784,469    6.1

                                       --------- ------------ ------
        Total current liabilities       259,237   26,618,453   58.8

Long-term Borrowings                     23,270    2,389,339    5.3
Convertible Notes
Capital Lease Obligations-Noncurrent     43,429    4,459,352    9.8
Accrued Retirement and Pension Costs      1,176      120,732    0.3
Other Noncurrent Liabilities              3,120      320,393    0.7

                                       --------- ------------ ------
        Total liabilities               330,232   33,908,269   74.9
                                       --------- ------------ ------

Minority Interest                         9,632      988,964    2.2
                                       --------- ------------ ------

Shareholders' Equity:
Common stock                            134,061   13,765,372   30.4
Additional paid-in capital              230,207   23,637,628   52.2
Accumulated deficit                    (318,551) (32,708,815) (72.2)
Accumulated other comprehensive
 income                                  55,629    5,711,952   12.6
Treasury stock                             (429)     (44,000)  (0.1)

                                       --------- ------------ ------
        Total shareholders' equity      100,917   10,362,137   22.9

                                       --------- ------------ ------
        Total liabilities and
         shareholders' equity           440,781   45,259,370  100.0%
                                       ========= ============ ======


                               Dec 31, 2003           Sept 30, 2004
                             ------------------- ---------------------
                                 JPY         %       JPY          %
                             ------------ ------ ------------ --------
ASSETS
------
Current Assets:
Cash and cash equivalents     12,140,595   31.5%  11,802,165     27.4%
Accounts receivable, net       6,640,226   17.3    6,770,303     15.7
Inventories                      196,252    0.5      262,180      0.6
Prepaid expenses                 875,338    2.3      652,061      1.5
Other current assets             391,766    1.0      106,364      0.3

                             ------------ ------ ------------ --------
        Total current
         assets               20,244,177   52.6   19,593,073     45.5

Investments in and Advances
 to Equity Method Investees    1,024,126    2.7      752,630      1.7
Other Investments              5,821,912   15.1   10,657,082     24.7
Property and Equipment, net    8,448,327   22.0    9,045,349     21.0
Guarantee Deposits             2,076,387    5.4    2,080,345      4.8
Other Assets                     849,954    2.2      963,895      2.3

                             ------------ ------ ------------ --------
        Total assets          38,464,883  100.0%  43,092,374    100.0%
                             ============ ====== ============ ========

LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------
Current Liabilities:
Short-term borrowings          6,764,410   17.6%   5,732,204     13.3%
Payable under securities
 loan agreement                                      816,800      1.9
Accounts payable               4,611,586   12.0    4,502,356     10.5
Accrued expenses                 513,996    1.3      448,585      1.0
Other current liabilities        594,974    1.5      604,868      1.4
Long-term borrowings-current
 portion                       1,947,309    5.1    1,650,139      3.8
Convertible notes                                 11,088,000     25.7
Capital lease
 obligations-current
 portion                       2,415,596    6.3    2,491,070      5.8

                             ------------ ------ ------------ --------
        Total current
         liabilities          16,847,871   43.8   27,334,022     63.4

Long-term Borrowings           1,945,434    5.0    1,732,473      4.0
Convertible Notes             11,832,000   30.7
Capital Lease
 Obligations-Noncurrent        2,801,993    7.3    3,620,613      8.4
Accrued Retirement and
 Pension Costs                    67,557    0.2      102,224      0.3
Other Noncurrent
 Liabilities                     180,329    0.5      300,190      0.7

                             ------------ ------ ------------ --------
        Total liabilities     33,675,184   87.5   33,089,522     76.8
                             ------------ ------ ------------ --------

Minority Interest                486,388    1.3      945,572      2.2
                             ------------ ------ ------------ --------

Shareholders' Equity:
Common stock                  13,765,372   35.8   13,765,372     31.9
Additional paid-in
 capital                      23,637,628   61.5   23,637,628     54.8
Accumulated deficit          (35,459,129) (92.2) (33,628,762)   (78.0)
Accumulated other
 comprehensive income          2,359,503    6.1    5,327,042     12.4
Treasury stock                       (63)   0.0      (44,000)    (0.1)

                             ------------ ------ ------------ --------
        Total shareholders'
         equity                4,303,311   11.2    9,057,280     21.0

                             ------------ ------ ------------ --------
        Total liabilities
         and shareholders'
         equity               38,464,883  100.0%  43,092,374    100.0%
                             ============ ====== ============ ========

Note (1): The translations of Japanese yen amounts into US dollar amounts with respect to the three months ended Dec 31, 2004 are included solely for the convenience of readers outside Japan and have been made at the rate of JPY 102.68 =$1, the approximate rate of exchange on Dec 31, 2004.



                    INTERNET INITIATIVE JAPAN INC.          Appendix 4
              ------------------------------------------
               CONDENSED CONSOLIDATED STATEMENTS OF CASH
                           FLOWS (UNAUDITED)
            -----------------------------------------------
       For the Three Months Ended Dec 31, 2004, Dec 31, 2003 and
                             Sept 30, 2004
             (Expressed in Thousands of Japanese Yen (JPY)
                      and U.S. Dollars (USD)) (1)

                                                 Dec 31,     Sept 30,
                         Dec 31, 2004             2003        2004
                       -------------------    -----------  -----------
                       USD (1)       JPY          JPY          JPY
                       --------  ---------    -----------  -----------
Operating
Activities:
 Net income (loss)      8,959      919,947    1,979,136     (272,667)
 Depreciation
  and
  amortization         10,873    1,116,447    1,004,236    1,011,532
 Provision for
  (reversal of)
  doubtful accounts      (180)     (18,455)     (40,428)      19,968
 Equity in net
  income (loss) of
  equity method
  investees                 8          795       58,354      (15,548)
 Minority interests
  in consolidated
  subsidiaries            419       43,040       48,710       42,837
 Foreign exchange
  losses (gains)          145       14,912       12,279      (14,152)
 Gain on retirement
  of convertible
  notes                     -            -      (88,975)           -
 Net gains on
  other
  investments          (5,135)    (527,300)  (1,532,033)     (98,103)
 Decrease (increase)
  in accounts
  receivable            5,677      582,873      138,452   (1,396,506)
 Increase (decrease)
  in accounts
  payable              (9,597)    (985,459)     (70,261)     566,837
 Decrease (increase)
  in inventories       (1,071)    (109,964)      72,267      149,969
 Deferred
  income taxes         (2,530)    (259,783)    (286,208)     501,873
 Other                 (1,427)    (146,465)    (209,740)     542,953
                       --------  -----------  -----------  -----------
 Net cash provided by
  operating
  activities            6,141      630,588    1,085,789    1,038,993
                       --------  -----------  -----------  -----------

Investing Activities:
 Purchase of
  property and
  equipment            (1,032)    (105,946)    (339,621)     (51,435)
 Proceeds from
  sales of other
  investment            7,312      750,800    1,946,875      125,281
 Purchase of
  other investments       (47)      (4,854)      (6,039)      (3,083)
 Refund (payment)
  of guarantee
  deposits-net            303       31,162          727      (19,193)
 Acquisition of
  business             (3,613)    (371,011)           -            -
 Other                    (10)      (1,029)        (225)         904
                       --------  -----------  -----------  -----------
Net cash provided by
 investing
 activities             2,913      299,122    1,601,717       52,474
                       --------  -----------  -----------  -----------

Financing Activities:
 Proceeds from
  long-term
  borrowings           12,174    1,250,000            -    1,000,000
 Repayments of
  long-term
  borrowings             (567)     (58,179)  (1,036,247)  (1,436,943)
 Proceeds from
  (repayments of)
  securities
  loan agreement         (916)     (94,000)           -      816,800
 Repurchase of
  convertible notes         -            -   (3,047,460)           -
 Principal
  payments
  under capital
  leases               (7,372)    (756,982)    (671,339)    (688,418)
 Net increase
  (decrease) in
  short-term
  borrowings           (8,827)    (906,360)   2,459,505      369,203
                       --------  -----------  -----------  -----------
Net cash provided by
 (used in) financing
 activities            (5,508)    (565,521)  (2,295,541)      60,642
                       --------  -----------  -----------  -----------

Effect of Exchange
 Rate Changes on Cash     (73)      (7,564)     (34,305)      22,853

                       --------  -----------  -----------  -----------
Net Increase in Cash
 and Cash Equivalents   3,473      356,625      357,660    1,174,962
                       --------  -----------  -----------  -----------

Cash and Cash
 Equivalents,
 Beginning of Period  114,941   11,802,165   11,782,935   10,627,203
                      --------  -----------  -----------  -----------
Cash and Cash
 Equivalents, End of
 Period               118,414   12,158,790   12,140,595   11,802,165
                     ========  ===========  ===========  ===========

Note (1): The translations of Japanese yen amounts into US dollar amounts with respect to the three months ended Dec 31, 2004 are included solely for the convenience of readers outside Japan and have been made at the rate of JPY102.68 =$1, the approximate rate of exchange on Dec 31, 2004.


    CONTACT: IIJ Media & Investor Relations Division
             Taisuke ONO / Naoshi YONEYAMA, +81-3-5259-6500 ir@iij.ad.jp http://www.iij.ad.jp/